UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ ]	Merger
[ ]	Liquidation
[X]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: GMAM Absolute Return Strategies Fund, LLC (the “Company”)

3.	Securities and Exchange Commission File No.: 811-21259

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X]	Initial Application	[ ]	Amendment
5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):
General Motors Investment Management Corporation 1345 Avenue of the Americas, 20th Floor New York, NY 10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950 (617) 261-3133	or	Merryl Hoffman, Esq. General Motors Investment Management Corporation 1345 Avenue of the Americas, 20th Floor New York, NY 10105 (212) 418-6134

7.
Name, address and telephone number of individual or entity responsible for maintenance  and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under  the Act [17 CFR 270.31a-1, .31a-2]:

General Motors Investment Management Corporation
1345 Avenue of the Americas, 20th Floor
New York, NY 10105
(212) 418-6134

BNY Mellon Alternative Investment Services
301 Bellevue Parkway
Wilmington, DE 19809
(302) 791-2296

State Street Bank and Trust Company
1200 Crown Colony Drive
Quincy, MA 02169
(617) 664-0845

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
[ ]	Open-end	[X]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

General Motors Investment Management Corporation 1345 Avenue of the Americas, 20th Floor New York, NY 10105

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Not Applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.

	(a)	Depositor’s name(s) and address(es):

	(b)	Manager’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?
[ ] Yes	[X] No

If Yes, for each UIT state:

Name: File No.: Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:

November 18, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes	[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Approval from shareholders is not required under the Company’s limited liability company agreement.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[ ] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

	[ ] Yes	[ ] No
(c)	Were the distributions made pro rata based on share ownership?

	[ ] Yes	[ ] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

	[ ] Yes	[ ] No

                          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation  of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?

	[ ] Yes	[ ] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[ ] Yes	[ ] No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ] Yes	[ ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

	[ ] Yes	[ ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

	[ ] Yes	[ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ] Yes	[ ] No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses:

		(ii)	Accounting expenses:

		(iii)	Other expenses (list and identify separately):

		(iv)	Total expenses (sum of lines (i)-(iii) above):

	(b)	How were those expenses allocated?

	(c)	Who paid those expenses?

	(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ] Yes	[ ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24	Is the fund a party to any litigation or administrative proceeding?

	[ ] Yes	[X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[X] Yes	[ ] No
If Yes, describe the nature and extent of those activities:

On November 18, 2015, the Company (including with respect to its series, GMAM Absolute Return Strategy Fund I (the “Fund”)), upon a vote of its board of managers, determined to abandon the Company’s registration as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company’s investment adviser has agreed to continue to manage the Company (and the Fund) until the Company’s deregistration is approved by the Securities and Exchange Commission (the “Commission”) and thereafter until such time as the underlying hedge fund interests are transferred to the Company’s then-investors and the Company is then liquidated or no longer an investment fund. Upon the Commission declaring the Company’s application for deregistration effective, the Company will continue to operate as a “private fund” in reliance on Section 3(c)(7) of the 1940 Act. The Company has notified all of its investors that once the Commission declares the Company’s application for deregistration effective, certain legal protections afforded under the 1940 Act will no longer apply. The Company is not presently making any offer of securities and does not propose to make any public offering of securities in the future.

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger:
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of GMAM Absolute Return Strategies Fund, LLC; (ii) he is the President and Chief Executive Officer of GMAM Absolute Return Strategies Fund, LLC; and (iii) all actions by members, managers, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John S. Stevens
Name: John S. Stevens Title: President and Chief Executive Officer Date: November 20, 2015